DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-4560

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG



03024760

File No. 82-4939

July 22, 2003

SUPPL

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RECD S.E.C.
JUL 22 2003
1086

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

PROCESSED
JUL 30 2003
THOMSON
FINANCIAL

- Amey Presentation dated July 22, 2003

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

dlw 7/22

ferrovial

RECD S.E.C.
JUL 2 2 2003
1086

AMEY

22 July 2003

ferrovial

Ferrovial - Strategy


Innovation
Long term
Transparency
Management
Ferrovial
Strategy

Infrastructure **Construction** **Services** **Real Estate**

ferrovial

Key figures

€ Mn

Employees	28,000
Revenues 02	5,040
Net profit 02	456 / 258(*)
ROE (*)	20%
Equity	1,500
Assets	11,000
Capitalisation	3,500

(*) Excluding the extraordinary gain on the sale of 40% of Cintra

ferrovial

Diversification by business

Figures at 31/12/02

Revenues



72%
12%
7%
9%

EBIT



21%
32%
43%
4%



Valuation

10%
55-65%
30-35%
3-5%

Construction | Services | Real Estate | Infrastructure

- Rising recurring revenues
- c. 50% of EBIT from non-cyclical activities
- Capitalisation: €3.5Bn

ferrovial

Diversification by region

Figures at 31/12/02


Revenues


72%
28%


EBIT


58%
42%

Valuation


59%
41%

 Spain  Other countries


ferrovial
Investment capacity
€ Mm
Gross investment - excluding land purchases
178
455
543
367
429
541
1997
1998
1999
2000
2001
2002
Net debt
342
108
288
417
-267
303
1997
1998
1999
2000
2001
2002
Net profit
EPS CAGR: 32%
70
85
111
159
218
258
1997
1998
1999
2000
2001
2002
Cash flow
Positive cash position
Scope for leverage
Investment in non-cyclical activities

ferrovial

Services

Revenues
CAGR: 47%


26
52
70
91
194
215
340
390
1996
1997
1998
1999
2000
2001
2002
2003 (e)

Operating profit and Margin (%)


-5,2%
-1
5,3%
3
5,0%
3
4,1%
4
3,6%
7
5,6%
12
18
5,2%
21
5,4%
1996
1997
1998
1999
2000
2001
2002
2003

Urban Services
20 %

Infrastructure Maintenance
25 %

Facility Management
55 %

- Strategic area. Growth through acquisitions
- Growing market in developed countries
- UK - most advanced country

ferrovial

Why Amey?

FERROVIAL SERVICIOS	AMEY
Infrastructure Maintenance	**Infrastructure Maintenance**
Highways	Highways
Airports	Railways
Urban	Urban
Facility Management	**Facility Management**
Maintenance	Maintenance
Cleaning	
Urban Services	
Street cleaning	
Municipal solid waste	

P F I

- Key figures
  - Revenues: £ 900Mn
  - Backlog: £ >2,500Mn

ferrovial

Amey transaction


2001 - Dec 02
Dec 02 - April 03
April 03
May 03
Jun - Jul 03

2001 - Dec 02

- Analysis of UK market

Dec 02 - April 03

- Initial contacts and due diligence
  - Financial advisor: PriceWaterhouse
  - Financial and tax audit: KPMG
  - Legal audit: Freshfields
  - Bank syndicate audit: Ernst & Young
  - CFO: Deloitte partner
- Good operating base
- Scope to cut costs and improve efficiency
- London Underground

April 03

- 16 - Bid announced
- 25 - Bid launched

For 100%

32 p / share = £ 84Mn *(*)*

Friendly

May 03

- 28 - Bid made unconditional
- Board appointed

Jun - Jul 03

- 27 June - Stock delisted
- Option on Tube Lines exercised
- New business plan in preparation

(*) Including transaction costs

Strategic Rationale for the Operation

Improve Ferrovial group's structure in a strategic activity: Services

Potential for value creation

Amey - Initial situation

£ Mn

- Difficult financial situation (31/12/2002)

	2002	
Revenues	918	Strong growth 1997 -2002
EBIT	-92.5	Non-recurring High operating costs
Net profit	-118	
Net debt	151	
Equity	-30	

- Sound commercial and operating base

ferrovial

Standardised EBIT

£ Mn


EBIT
Provisions & adjust to receivables (construction)
Adjustment to investments
Restructuring
Concluded litigation
Loss on sale of subsidiaries
Standardised EBIT
-92.5
75
20
12
7
8
29.5

Debt situation

- Credit available: £220Mn (£201Mn drawn)
- Banks in syndicate: 11 (Steering Group = Barclays, ING, RBS)
- High Commissions
- Additional covenants:
  - Change of control triggers repayment
  - Strict monitoring of cash flow
  - Limits on investment/divestment (including LUL)

Renegotiation

- A group of banks (£135Mn) decided to stay on as lenders with Amey risk:
  - Amended conditions
  - Capital increase by Ferrovial amounting to £38Mn to repay part of the debt early
- Another group of banks (£65.6Mn) decided to shed their Amey risk at a 15% haircut. This repayment was financed with subordinated debt.

ferrovial

Financial restructuring

£ Mn

	Initial balance	Renegotiation with banks	Other	Pro-forma balances
Equity	-30.0	38.4	33.0	41.4
Bank debt	200.6	-104.0	--	96.6
Subordinated debt *(*)*	--	60.5	--	60.5

(*) Provided by Ferrovial

Risks

- Change of control clauses for customers
- Change of control clauses for banks
- Possible loss of London Underground contract
- Pending litigation
- Closure of construction business
- Pension funds

ALL CLOSED OUT

III- PLAN OF ACTION

ferrovial

Organisation – Simplified structure


Amey Board of Directors
President 1
Amey executives 3 +1 (*)
Ferrovial 4 (*)
CEO
Contracts PFI / PPP
CFO(*)
HR
Legal
Quality
Purchasing
Toll roads
Railways
Facility Management
Fleet Services
LUL

(*) Ferrovial

ferrovial

Efficiency / Costs

- Rationalise bidding costs
- Implement restructuring plan
  - Reduce work force
  - Rationalise administration activities & central structure costs
- Improve control systems

Cash management

- Absolute priority in managing cash flow
- Strict expenditure/investment control system
- Management by KPI at contract level

ferrovial

Restructuring of activities - Strategy

- Concentrate on strategic activities: infrastructure maintenance and facility management

  - Growing markets

  - Good relations with customers

  - Long-term portfolio with positive margins

- Divest non-strategic assets and activities

ferrovial

Highways - Amey

£ Mn

Market share


Mouchel
6%
Ringway
6%
Raynesway
9%
Other
39%
Carillion
16%
Amey
24%



Key figures

Number of contracts	18
Average duration	5 years
2002 revenues	211

- Over 20 projects to be put up for tender in 2003-04
- £ 15-20Mn per year
- 10-15 years duration

Railways - Amey

£ Mn

Market share

Serco 4%
Amec 10%
Amey 12%
Jarvis 17%
First Engineering 15%
Carillion 22%
Balfour Beatty 20%

Key figures

Number of contracts	8
Average duration	7 years
2002 revenues	294

- Preferred bidder for £500Mn
- Renovation of GWZ (£250Mn, 5 + 5 years)
- Tubelines control systems (£150Mn, 15 years)

ferrovial

Facility Management - Amey

£ Mn

Backlog, by customers


Education
12%
Local
authorities
8%
Private
sector
56%
Defence
16%
Central
government
7%
Transport
1%

Key figures

Number of contracts	26
Average duration	10 years
2002 revenues	312

- 12 projects up for tender in 2004

London Underground contract

Tube Lines - General description

30-year project to maintain, renovate and improve the infrastructure (trains, signals, tracks and stations) on the Jubilee, Northern and Piccadilly lines of London Underground

- Consortium with Bechtel and Jarvis
- Deal closed: 31/12/2002. Operations commenced: 01/01/2003
- Equity: £60Mn
  - First 7.5 years → £ 4.4Bn (opex: 2.0Bn)
  - 30 years → £ 14Bn (opex: 6.1Bn)
- Bechtel responsible for capex; Amey and Jarvis for opex

ferrovial

Investment programme

	Initial period	Remainder
Signal system	Jubilee (2008)	Northern (2010) Picadilly (2013)
Track replacement (km)	**70**	**186**
Station refurbishment	**30**	**3**
Station reconditioning	**67**	**297**
Rolling stock	Piccadilly **86** additional cars; **12** new trainsets	Piccadilly: **92** new Northern: **106** reconditioning Jubilee: **55** reconditioning

- Capex in initial period: £2.4Bn
- Opex in initial period: £2.0Bn

ferrovial

Tube Lines - Structure of the deal



AMEY
Jarvis
Bechtel
33.3%
33.3%
33.3%
Tube Lines Holdings (TLH)
Bridge finance for equity (£135Mn @ 6%)
Mezzanine debt (£135Mn @ 15%)
Equity: £ 45
Subordinated debt: £ 90
Mezzanine: £ 135
50%
50%
100%
Bank debt £1.5Bn
Tube Lines Limited (TLL)
Services contract
LUL
Opex management contract
Capex management contract

Amey objectives

£ Mn

- Non-dilutive in 2003. Consolidated from 1 July

	2004 (*)
Revenues	> 900
EBITDA	>50

(*) Proportionally consolidating the Tube Lines contract

Effect on Group

REVENUES BY BUSINESS AREA


7%
9%
12%
72%
25%
7%
10%
58%
Ccnstruction
Infrastructure
Services
Real Estate

- Non-construction activities represent 42%

BY REGION


28%
72%
43%
57%
Other countries
Spain

- International revenues amount to 43%

AMEY